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                      March 24, 1997



CFX Corporation
102 Main Street
P.O. Box 429
Keene, N.H.  03431

Ladies and Gentlemen:

     The undersigned is a director of COMMUNITY BANKSHARES, INC. ("Community") and is the beneficial holder of shares of common stock, par value $0.10 per share, of Community
("Community Common Stock").

     Community, Concord Savings Bank, Centerpoint Bank, CFX Corporation ("CFX") and CFX Bank are considering the adoption and/or execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement"), a Plan of Share Exchange (the "Plan of Exchange") and an Agreement and Plan of Merger (the "Plan of Merger" and, together with the Reorganization Agreement and the Plan of Exchange, the "Transaction Documents"), providing for certain transactions pursuant to which CFX would, among other things, acquire all the issued and outstanding Community Common Stock through a share exchange, Community would be merged with and into CFX, and Concord Savings Bank, a wholly owned New Hampshire state-chartered savings bank subsidiary of Community and Centerpoint Bank, a wholly-owned New Hampshire state-chartered commercial bank subsidiary of Community Bank, would be merged with and into CFX Bank, a wholly-owned New Hampshire state-chartered savings bank subsidiary of CFX (collectively, the "Transactions"). The execution of the Transaction Documents is subject in the case of CFX to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that CFX will incur in connection with the Transactions and in order to induce CFX to execute the Transaction Documents and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a shareholder of Community and not in his capacity as a director of Community, as follows:

     1. The undersigned will vote or cause to be voted for approval of the Reorganization Agreement and the Plan of Exchange all the shares of Community Common Stock the undersigned is entitled to vote with respect thereto.



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CFX Corporation
March 24, 1997
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     2.   The undersigned will not effect any transfer or
other disposition (except by operation of law) of any of the undersigned's shares of Community Common Stock until Community's shareholders have voted to approve the Reorganization Agreement and the Plan of Exchange or until the Transaction Documents have been terminated pursuant to the terms of the Reorganization Agreement. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

     3. In the capacity described in the second paragraph of this letter, the undersigned shall take or cause to be taken all action necessary or desirable on the undersigned's part so as to permit consummation of the Transactions at the earliest possible date and shall not take, or cause or to the best of the undersigned's ability permit to be taken, any action which would substantially impair the prospects of completing the Transactions pursuant to the Transaction Documents.

     4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, CFX shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                         Very truly yours,



                         -----------------------------



Accepted and agreed to as of
the date first above written:

CFX CORPORATION



By:
   -------------------------------------
    Peter J. Baxter,
    President and Chief Executive Officer